File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                  HUNAN XIANGCI-AES HYDRO POWER COMPANY LIMITED
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

     Foreign utility status is claimed by Hunan Xiangci-AES Hydro Power Company Limited ("Xiangci-AES") located in Hunan Province, the People's Republic of China ("PRC"). Xiangci-AES is the owner and operator of a 26.2 MW hydroelectric generating plant in operation in Cili County, Hunan Province, PRC.

     Xiangci is a 25-year, sino-foreign cooperative joint venture enterprise between Hunan Cili Electric Power Company ("Cili Electric") and AES China Generating Co. Ltd. ("AES Chigen"), with Cili Electric holding 49% of ownership interest and AES Chigen holding 51% of ownership interest. Effective on October 29, 1997, the AES Corporation owns 100% of AES Chigen's outstanding voting shares.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                         By : __________________________
                                              William R. Luraschi
                                              General Counsel
                                              The AES Corporation
                                              1001 N. 19th Street
                                              Arlington, Virginia 22209
                                              (703) 522-1315


Dated :     October 29, 1997